51-102F3

MATERIAL CHANGE REPORT

Item 1Name and Address of Company

Red Metal Resources Ltd. (the “Company”)

1130 Pender Street, West, Suite 820

Vancouver, BC V6E 4A4

Item 2Date of Material Change

May 23, 2024 and May 24, 2024

Item 3News Release

The news releases dated May 24, 2024 was disseminated via NewsFile on May 24, 2024.

Item 4Summary of Material Change

Consolidation

The Company announced that it has consolidated the common shares of the Company (each, a “Share”) on the basis of one new Share for every three (3) previously outstanding Shares (the “Consolidation”).

Private Placement Offering

The Company also announced that it intends to undertake a non-brokered private placement consisting of the issuance of up to 5,400,000 Shares of the Company at a price of $0.05 per Share for gross proceeds of up to $270,000 (the “Offering”). The Offering will close in tranches, the first tranche of which is expected to close on or about May 31st.

The aggregate gross proceeds from the sale of the Offering are expected to be used to fund working capital.

Debt Settlement

The Company also announced its intention to complete a debt settlement with various creditors (the “Debt Settlement”) pursuant to which it shall seek to issue an aggregate of 12,600,000 Shares at a deemed price of $0.05 per Share, to settle an aggregate of $630,000 in outstanding indebtedness.

Item 5Full Description of Material Change

5.1 Full Description of Material Change

Consolidation

The Company announced that it has consolidated the Shares of the Company on the basis of one new Share for every three (3) previously outstanding Shares. The Consolidation became effective on May 23, 2024. The new CUSIP number is 75679D202 and the ISIN number is CA75679D2023. Prior to the Consolidation, a total of 54,866,625 Shares were issued and outstanding. As of May 23, 2024, the date of the Consolidation, a total of 18,288,861 Shares, are issued and outstanding. There is no maximum number of authorized Shares. Computershare Trust Company mailed out updated DRS Statements to the shareholders of record on May 24, 2024.

Private Placement Offering

The Company also announced that it intends to undertake a non-brokered private placement consisting of the issuance of up to 5,400,000 Shares of the Company at a price of $0.05 per Share for gross proceeds of up to $270,000. The Offering will close in tranches, the first tranche of which is expected to close on or about May 31st.

The aggregate gross proceeds from the sale of the Offering are expected to be used to fund working capital.

Debt Settlement

The Company also announced its intention to complete a Debt Settlement pursuant to which it shall seek to issue an aggregate of 12,600,000 Shares at a deemed price of $0.05 per Share, to settle an aggregate of $630,000 in outstanding indebtedness.

All amounts related to the Offering and the Debt Settlement are stated on a post-Consolidation basis. Closing of the first tranche of the Offering and Debt Settlement is expected to occur on May 31st, subject to a five-day compliance period in accordance with the policies of the Canadian Securities Exchange. The Shares to be issued in the Offering and the Debt Settlement will be subject to a hold period expiring four months and one day from the date of issuance.

Finder’s fees may be paid in connection with the Offering in accordance with applicable laws. Any participation by insiders in the Offering and Debt Settlement will constitute a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.

None of the securities sold in connection with the Offering and Debt Settlement will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7Omitted Information

None

Item 8Executive Officer

Gregg Jensen, Chief Executive Officer, 1-866-907-5403

Item 9Date of Report

May 27, 2024.